SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

TAT TECHNOLOGIES LTD.
(Name of Registrant)

Hamelacha 5, Netanya 4250540, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated August 29, 2023 re TAT Technologies Ltd. Reports Second Quarter 2023 Results.

ITEM 1

Press Release

TAT Technologies Reports Second Quarter 2023 Results

Netanya, Israel, August 29, 2023 - TAT Technologies Ltd. (NASDAQ: TATT) (“TAT” or the “Company”), a leading provider of products and services to the commercial and military aerospace and ground defense industries, reported today its unaudited results for the three-month and six-month period ended June 30, 2023.

Financial highlights for H1 of 2023:

•
Revenues for Q2 2023 were $26.8 million, an increase of 29% compared with $20.8 million in Q2 2022.  Revenues for the six-month period that ended on June 30,2023 increased by 28% to $52.02 million compared with $40.7 million in the six-month period that ended on June 30, 2022.

•
Gross profit for Q2 2023 was $5.4 million (20.3% as a percentage of revenues) an increase of 35% compared with $4 million (19.4% as a percentage of revenues) in Q2 2022.  Gross profit for the six-month period that ended on June 30, 2023 was $9.7 million (18.6% as a percentage of revenues) an increase of 36.8% compared with $7 million (17.4% as a percentage of revenues) in the six-month period that ended on June 30, 2022.

•
Adjusted EBITDA for Q2 2023 increased by 291% to $2.57 million compared with $0.9 million in Q2 2022. Adjusted EBITDA for the six-month period that ended on June 30, 2023 increased by 340% to $4.74 million compared with $1.4 million in the six-month period that ended on June 30, 2022.

•
Net lncome in Q2 2023 increased to $1.5 million, or income of $0.15 per diluted share, compared with a net loss of ($0.1) million, or loss of ($0.01) per diluted share, in Q2 2022. For the six-month period that ended on June 30, 2022, net income was $2.1 million, or income of $0.23 per diluted share compared with a net loss of ($1.7) million, or $(0.19) per diluted share in the six-month period that ended on June 30, 2022.

•
Cash flow from operations in Q2 2023 was positive $2.5 million compared to negative ($2.6) million in Q2 2022. For the six-month period ended on June 30, 2023 cash flow from operations was positive $4.2 million compared to negative ($6.4) million in in the six-month period that ended on June 30, 2022.

Mr. Igal Zamir, TAT’s CEO and President commented on the results: “We are excited with the results of the second quarter and the first six month of 2023. TAT continues to improve its revenues, gross margins and profitability. We are enjoying an increase in OEM purchase orders and MRO intake, and with a combination of a positive recovery trend in supply chain and materials availability, both OEM and MRO segments are improving. We continue to grow our APU line of business, a direct result of the Company’s growth strategy, and our operations are focused on increasing capacity and improving efficiency to meet our customers’ growing demand and expectations across all business segments.

Mr. Zamir continued: “we are very optimistic with the expected results for the second half of the year as we see a strong order backlog. We are prepared to implement the second wave of our landing gear contracts with 2 of our strategic customers, which will yield additional revenues towards 2024. Also, we completed our operational preparations to enable us to bid for RFPs to support both the APU 331-500 and APU 131 product lines serving a worldwide fleet of over 17,000 aircrafts.”

Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with GAAP, the Company also presents Adjusted EBITDA.  The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company’s underlying operational results, trends and performance. Adjusted EBITDA is calculated as net income excluding the impact of: the Company's share in results of affiliated companies, share-based compensation, taxes on income, financial (expenses) income, net, and depreciation and amortization. Adjusted EBITDA, however, should not be considered as alternative to net income and operating income for the period and may not be indicative of the historic operating results of the Company; nor it is meant to be predictive of potential future results. Adjusted EBITDA is not measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. See reconciliation of Adjusted EBITDA in pages 13 below.

About TAT Technologies LTD

TAT Technologies Ltd. is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under four segments: (i) Original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories through its Gedera facility; (ii) MRO services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components through its Piedmont subsidiary; and (iv) Overhaul and coating of jet engine components through its Turbochrome subsidiary. TAT controlling shareholders is the FIMI Private Equity Fund.

TAT’s activities in the area of OEM of heat transfer solutions and aviation accessories primarily include the design, development and manufacture of (i) broad range of heat transfer solutions, such as pre-coolers heat exchangers and oil/fuel hydraulic heat exchangers, used in mechanical and electronic systems on board commercial, military and business aircraft; (ii) environmental control and power electronics cooling systems installed on board aircraft in and ground applications; and (iii) a variety of other mechanical aircraft accessories and systems such as pumps, valves, and turbine power units.

TAT’s activities in the area of MRO Services for heat transfer components and OEM of heat transfer solutions primarily include the MRO of heat transfer components and to a lesser extent, the manufacturing of certain heat transfer solutions. TAT’s Limco subsidiary operates an FAA-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for aviation components include the MRO of APUs, landing gears and other aircraft components. TAT’s Piedmont subsidiary operates an FAA-certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of overhaul and coating of jet engine components includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps.

For more information of TAT Technologies Ltd., please visit our web-site:
www.tat-technologies.com

Contact:
Mr. Ehud Ben-Yair
Chief Financial Officer
Tel: 972-8-862-8503
ehudb@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, the change of control that will occur on the sale by the receiver of the Company’s shares held by our previously controlling stockholders, and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	June 30,	December 31,
	2023	2022
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$10,748	$7,722
Accounts receivable, net	14,504	15,622
Inventory, net	44,744	45,759
Other current assets and prepaid expenses	5,985	6,047

Total current assets	75,981	75,150

NON-CURRENT ASSETS:
Restricted deposit	296	304
Investment in affiliates	1,886	1,665
Funds in respect of employee rights upon retirement	683	780
Deferred income taxes	1,305	1,229
Intangible assets, net	1,665	1,623
Property, plant and equipment, net	42,391	43,423
Operating lease right of use assets	2,119	2,477

Total non-current assets	50,345	51,501
Total assets	$126,326	$126,651

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$1,975	$1,876
Credit line from bank	6,091	6,101
Accounts payable	8,078	10,233
Accrued expenses and other	10,748	9,686
Operating lease liabilities	825	904
Provision for restructuring plan	100	190

Total current liabilities	27,817	28,990

NON CURRENT LIABILITIES:
Long-term loans	18,224	19,408
Liability in respect of employee rights upon retirement	1,021	1,148
Operating lease liabilities	1,250	1,535

Total non-current liabilities	20,495	22,091
Total liabilities	$48,312	$51,081

EQUITY:
Share capital	2,850	2,842
Additional paid-in capital	66,522	66,245
Treasury stock at cost	(2,088)	(2,088)
Accumulated other comprehensive income (loss)	-	(26)
Retained earnings	10,730	8,597
Total shareholders' equity	78,014	75,570

Total liabilities and shareholders' equity	$126,326	$126,651

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except share and per share data)

	Three months ended		Six months ended		Year ended
	June 30,				December 31,
	2023	2022	2023	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues:
Products	$8,167	$7,144	$15,458	$13,463	$25,460
Services	18,637	13,631	36,564	27,267	59,096
	26,804	20,775	52,022	40,730	84,556

Cost of goods:
Products	5,548	5,826	11,822	11,569	21,631
Services	15,830	10,917	30,515	22,083	46,997
	21,378	16,743	42,337	33,652	68,628
Gross Profit	5,426	4,032	9,685	7,078	15,928

Operating expenses:
Research and development, net	157	180	256	153	479
Selling and marketing	1,298	1,517	2,457	2,852	5,629
General and administrative	2,474	2,494	4,933	4,879	9,970
Other income	(35)	(9)	(441)	(90)	(90)
Restructuring expenses	-	775	-	1,703	1,715
	3,894	4,957	7,205	9,497	17,703

Operating Profit (Loss)	1,532	(925)	2,480	(2,419)	(1,775)

Interest expenses	(440)	(136)	(806)	(240)	(902)
Other financial income (expenses), Net	167	645	148	814	1,029
Income (loss) before taxes on income (tax benefit)	1,259	(417)	1,822	(1,845)	(1,648)

Taxes on income (tax benefit)	(63)	(170)	(90)	(63)	98

Income (loss) before share of equity investment	1,322	(247)	1,912	(1,782)	(1,746)

Share in profits (losses) of equity investment of affiliated companies	153	115	221	88	184

Net Income (loss)	$1,475	$(132)	$2,133	$(1,694)	$(1,562)

Basic and diluted income per share

Net income (loss) per share	$0.16	$(0. 01)	$0.24	$(0.19)	$(0.17)
Net income per diluted shares	$0.15	$(0. 01)	$0.23	$(0.19)	$(0.17)

Weighted average number of shares outstanding
Basic	8,942,423	8,886,546	8,942,423	8,886,546	8,911,546
Diluted	9,052,163	8,886,546	9,052,163	8,886,546	8,911,546

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Three months ended		Six months ended		Year ended
	June 30,				December 31,
	2023	2022	2023	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Net income (Loss)	$1,475	$(132)	$2,133	$(1,694)	$(1,562)
Other comprehensive income (loss), net (
Net unrealized income (loss) from derivatives	26	(116)	26	(148)	(89)
Reclassification adjustments for gains included in net income	-	-	-	-	30
Total comprehensive income (loss)	$1,501	$(248)	$2,159	$(1,842)	$(1,621)

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except share data)

	Share capital			Accumulated
	Number of shares issued	Amount	Additional paid-in capital	other comprehensive income (loss)	Treasury shares	Retained earnings	Total equity

BALANCE AT DECEMBER 31, 2020	9,149,169	$2,809	$65,711	$128	$(2,088)	$13,721	$80,281
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2021:
Comprehensive loss	-	-	-	(95)	-	(3,562)	(3,657)
Share based compensation	-	-	160	-	-	-	160
BALANCE AT DECEMBER 31, 2021	9,149,169	$2,809	$65,871	$33	$(2,088)	$10,159	$76,784
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2022:
Comprehensive loss	-	-	-	(59)	-	(1,562)	(1,621)
Exercise of option	36,850	33	156	-	-	-	189
Share based compensation	-	-	218	-	-	-	218
BALANCE AT DECEMBER 31, 2022	9,186,019	$2,842	$66,245	$(26)	$(2,088)	$8,597	$75,570
CHANGES DURING THE PERIOD ENDED JUNE 30, 2023 (unaudited):
Comprehensive profit	-	-	-	26	-	2,133	2,159
Exercise of option	30,877	8	157	-	-	-	165
Share based compensation	-	-	120	-	-	-	120
BALANCE AT JUNE 30, 2023 (unaudited)	9,216,896	$2,850	$66,522	$-	$(2,088)	10,730	$78,014

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended		Six months ended		Year ended
	June 30,				December 31,
	2023	2022	2023	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$1,475	$(132)	$2,133	$(1,694)	$(1,562)
Adjustments to reconcile net income (loss) to net cash provided by (used by) operating activities:

Depreciation and amortization	901	926	1,942	1,899	3,706
Loss (gain) from change in fair value of derivatives	0	(9)	0	8	8
Provision for doubtful accounts	(2)	(45)	(5)	(45)	138
Share in results of equity investment of affiliated Company	(153)	(115)	(221)	(88)	(184)
Share based compensation	30	62	120	111	218
Non cash finance (income) expense	-	(777)	(6)	(972)	-
Change in operating right of use asset and operating leasing liability	-	-	-	-	(82)
Increase (decrease) in provision for restructuring expenses	(32)	802	(90)	457	(467)
Liability in respect of employee rights upon retirement	(47)	(209)	(127)	(326)	(356)
Capital gain from sale of property, plant and equipment	(29)	(9)	(485)	(90)	(90)
Deferred income taxes, net	(98)	(188)	(76)	(81)	23
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	3,137	(451)	1,123	(1,346)	(2,659)
Decrease (increase) in other current assets and prepaid expenses	332	(81)	1,537	(60)	(1,459)
Decrease (increase) in inventory	(3,248)	(1,143)	(285)	(3,365)	(5,069)
Increase (decrease) in trade accounts payable	(1,034)	(1,428)	(2,155)	(892)	1,143
Decrease in other long-term liabilities	(134)	-	(248)	-	(902)
Increase (decrease) in accrued expenses	1,352	161	1,062	119	2,727
Net cash provided by operating activities	$2,452	$(2,636)	$4,219	$(6,365)	$(4,867)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of property and equipment	375	9	1,935	93	93
Purchase of property and equipment	(1,021)	(3,575)	(2,454)	(7,585)	(16,213)
Cash flows used in investing activities	$(646)	$(3,566)	$(519)	$(7,492)	$(16,120)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term loans	(425)	(261)	(847)	(3,261)	(1,071)
Proceeds from long-term loans received	-	1,976	-	12,480	16,680
Exercise of options	165	-	165	67	189
Cash flows provided by financing activities	$(260)	$1,715	$(682)	$9,286	$15,798

Net increase (decrease) in cash and restricted cash	1546	(4,487)	3,018	(4,571)	(5,189)
Cash and cash equivalents and restricted cash at beginning of period	9,498	13,131	8,026	13,215	13,215
Cash and cash equivalents and restricted cash at end of period	$11,044	$8,644	$11,044	$8,644	$8,206

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

 RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA (NON-GAAP) (UNAUDITED)
(In thousands)

	Three months ended		Six months ended		Year ended
	June 30,		June 30,		December 31,
	2023	2022	2023	2022	2022

Net income (Loss)	$1,475	$(132)	$2,133	$(1,694)	$(1,562)
Adjustments:
Share in results of equity investment of affiliated companies	(153)	(115)	(221)	(88)	(184)
Taxes on income (tax benefit)	(63)	(170)	(90)	(63)	98
Financial expenses (income), net	272	(508)	658	(574)	(127)
Depreciation and amortization	1,006	974	2,140	1,998	3,878
Restructuring expenses	-	775	-	1,703	1,715
Share based compensation	30	62	120	111	218
Adjusted EBITDA	$2,567	$886	$4,740	$1,393	$4,036

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Ehud Ben-Yair
Ehud Ben-Yair
Chief Financial Officer

Date: August 29, 2023